EXHIBIT 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and Preference Dividends

	Year Ended December 31,
	2002	2003	2004	2005	2006	Six Months Ended June 30, 2007
	(Unaudited)
Earnings computation:
Pre tax losses	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)	$(17,074,000)
Fixed charges	114,000	96,000	99,000	1,625,000	10,137,000	2,161,000
Preference dividends	—	—	—	—	(480,000)	(2,084,000)
Interest capitalized	—	—	—	(28,000)	(36,000)	—
Total Losses	(10,191,000)	(9,741,000)	(15,563,000)	(16,953,000)	(23,426,000)	(16,997,000)

Fixed Charges computation:
Interest expensed and capitalized	47,000	18,000	13,000	1,288,000	9,106,000	—
Amortization of debt issuance costs and discounts	—	—	—	258,000	424,000	—
Interest within rental expense	67,000	78,000	86,000	79,000	127,000	77,000
Preference dividends	—	—	—	—	480,000	2,084,000

Total Fixed Charges	114,000	96,000	99,000	1,625,000	10,137,000	2,161,000

Preference Dividends	—	—	—	—	480,000	2,084,000
Interest Capitalized	—	—	—	28,000	36,000	—

Deficiency	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)	$(17,074,000)

(1) Fixed charges for the year ended December 31, 2006 include financing charges aggregating $8,491,000 incurred in the exchange of our common stock for all of our outstanding 6% Senior Convertible Notes. Such amount consists of the value of the shares issued in lieu of future interest payments of approximately $8,266,000, amortization of the remaining balance of the beneficial conversion features of approximately $220,000 and out of pocket costs incurred in connection with the exchange transactions.